
PE
Dec 19, 2002
MAR 19 2003
03017136

First Tennessee National Corporation



2002 Summary Report



FIRST TENNESSEE

All Things Financial.


Corporate
Profile

First Tennessee National Corporation (NYSE:FTN) is a high-performing, nationwide, independent financial services institution. From our roots as a small bank in 1864, today we have grown to be the 31st largest bank holding company in the U.S. in asset size and the 30th in market capitalization, with $23.8 billion in assets and $4.6 billion in market capitalization at year-end 2002.

Our shareholders have received consecutive quarterly dividends for more than a century and have seen those dividends increase on average 11 percent annually over the past five years.

In the past year, we earned national recognition:

- Forbes Platinum 400 list for the seventh consecutive year, with our 5-year average return on capital ranked second among all bank holding companies on this list
- Top-five ranking by JD Power and Associates in overall customer satisfaction among mortgage companies nationwide
- One of the nation's top underwriters of U.S. government agency securities
- One of the largest processors of credit card payments for the travel industry
- Fortune magazine's list of one of the "100 Best Companies To Work For" for the sixth consecutive year
- Second consecutive Visa Service Quality Performance Award for having one of the nation's lowest charge-back return rate performances for credit card issuers
- Eighth straight spot on Working Mother magazine's annual list of the 100 Best Companies for Working Mothers

This report highlights the results that our team of more than 10,000 employees achieved. More information is available by visiting www.FirstTennessee.com.

Message from Management

In the difficult environment of 2002, First Tennessee enhanced its reputation as one of the top growth companies in the financial services sector while continuing a history of excellence extending back to the beginning of the last decade. The record performance you see in this report is a reflection of a sound strategy, a workforce dedicated to its customers, and ideal operating conditions for one of our major business lines.

Because of a realignment initiated more than two years ago in our national consumer financial services company, First Horizon, we were able to capitalize on near-perfect conditions and realize a record mortgage year culminating in a blowout fourth quarter. Over the past couple of years, management at First Horizon has reshaped the mortgage company by substantially increasing the sales force and streamlining the back office. This allowed us to maximize the opportunity presented by the year-long refinance boom while continuing to grow new home loan production. The outstanding performance from both First Horizon and FTN Financial, which also had a banner year, afforded us the benefit of making considerable investments that will enhance our ability to continue our record of growth.

It's no accident that we earned a spot on the Forbes Platinum 400 list for the seventh consecutive year and our 5-year return on capital ranks First Tennessee second among all bank holding companies on that list. The real key to our ability to produce this exceptional growth (an average annual earnings per share growth rate of 17 percent since 1990) is our culture and the careful attention given to our four constituent groups: employees, customers, communities and, of course, our shareholders.

For the sixth consecutive year Fortune magazine selected First Tennessee as one of "100 Best Companies to Work For," and Working Mother magazine picked us for their list of 100 Best Companies for Working Mothers for the eighth straight year. That's a testimony to our unique culture that allows our employees to develop and enhance relationships with their customers without sacrificing their personal lives. Every year we survey all employees on a variety of subjects related to their satisfaction with their jobs and the leadership provided to them. The results guide us in improving our culture, allowing us to retain and motivate those high-performing employees who give us our competitive edge. There is no question that there is a substantial bottom line payoff for engaged, motivated employees. Now, we're working on improving our ability to work together even more effectively across all of our business lines. As we expand our national delivery strategy, our capacity to think and work outside of our own business confines produces incremental growth.

"It's no accident that we earned a spot on the Forbes Platinum 400 list for the seventh consecutive year."

The focus on our customers is all about creating value. That's why we're so intent on building relationships and understanding as well as possible the needs of each customer. One way we're adding value to existing relationships is through financial planning. It's complimentary to our customers and, importantly, our certified financial planners are not incented by commissions. They're paid a salary to help set the direction for the financial future of each individual customer. However, history has shown those customers do develop a more extensive relationship with First Tennessee/First Horizon. On the business side we've put a "face" on First Tennessee by assigning relationship managers to the business relationships that account for more than 90 percent of our revenue from business customers. And we've gone to great lengths to make sure that our best customers are being cared for by our best bankers. We have one of the best customer retention rates in the banking industry for a reason. We never stop asking, "How can we add value for our customers?"

The payoff for this attention to value is customer confidence and a willingness for our customers to consider our company first when they decide to buy additional financial products. Our ability to cross-sell banking products to our many mortgage customers across the country is critical to our future growth, and we continue to improve that discipline. As an example, in the fourth quarter of 2002 we opened approximately 16,000 home equity lines of credit and approximately 3,500 checking accounts, and we're only scratching the surface of the potential locked in our national customer base.

As we expand our national strategy (we now have offices in 38 states and do business in all 50 states and in several foreign countries) we take on a more national responsibility for supporting the communities in which we do business. That's one of the reasons we decided to invest $45 million during 2002 in the First Tennessee Foundation, a nonprofit entity set up years ago to help the company support charitable causes in our communities. Without the contributions from the foundation, First Tennessee's obligation to its communities would be funded solely from noninterest expense. Also this year we established for the first time a matching contributions program. It allows all employees to have monetary gifts they make to qualifying charities matched at 50 cents on the dollar, up to an employee gift of $2,000. More than 400 employees took advantage of the program in its inaugural year.

The best thing we can do for our shareholders is to continue our record of growth. During the rapidly expanding 1990s First Tennessee was one of only 11 bank holding companies in the top 50 to produce at least a 15 percent annual growth in earnings per share. From 1999-2002 only 12 companies, including First Tennessee, were able to match or exceed that growth rate. And we were one of only five companies that managed to meet that high-performing measure in both periods.

"One of the advantages of having a year like we did in 2002 is the opportunity to invest in the future."

So we look ahead with great optimism. One of the advantages of having a year like we did in 2002 is the opportunity to invest in the future. And we believe that as the business environment changes you'll see the payoff for those investments in the various components of our counter-cyclical business mix.

Our people...our customers...our communities... our shareholders: each group is critical to our success and at the same time benefits from our success. It's an opportunity and a responsibility that we feel with equal measure.

Ralph Horn
Chairman of the Board

Ken Glass
President and Chief Executive Officer

January 15, 2003

Shareholders' Highlights

Consecutive quarterly dividends have been paid for more than a century

Annual dividends paid have increased on average 11 percent a year over the past five years



Historical Dividends Declared
$0.62
$0.69
$0.79
$0.88
$0.91
$1.05
1997
1998
1999
2000
2001
2002

Highlighted in Smart Money magazine's Top 40 Stocks for our solid dividends and strong prospects in capital growth



Total Shareholder Return
1997 – 2002
$175.00
$150.00
$125.00
$100.00
$75.00
$50.00
1997
1998
1999
2000
2001
2002
American Banker Top 50
First Tennessee
S&P 500 (reinvested quarterly)
Includes dividend reinvestments



4

A $100 investment made in First Tennessee stock on December 31, 1997, would have been worth $124.30 on December 31, 2002

Financial Highlights

Seventh Straight Year We Have Been One Of The Most Profitable Banking Franchises In The Nation With Revenues Of More Than $1 Billion

	Based on five-year average return on capital
Synovus Financial	20.0%
First Tennessee	**18.2%**
Associated Banc-Corp	17.9%
Banknorth	17.9%
Bank of New York	17.2%

Source: Forbes – January 6, 2003

ROA

1998	1999	2000	2001	2002
1.35%	1.33%	1.20%	1.66%	1.82%

We produced an EPS average annual compounded growth of 17 percent during the expansion period of the 1990s. From 1999-2002, we experienced 16 percent annualized growth during a period of overall contracting economic trends



ROE
22.7%
20.9%
18.2%
22.7%
24.0%
1998
1999
2000
2001
2002

Strategic Growth Trend
Diluted Earnings Per Share



$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
1990–2002
17% Average
Annual Growth
0.44
0.56
0.71
0.80
1.07
1.20
1.32
1.50
1.72
1.85
1.77
2.42
2.89
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Years When Interest Rates Rose
Years When Interest Rates Did Not Rise


The Business of
First Tennessee National Corporation

We provide financial services through more than 700 locations in 38 states. We do business with approximately 1.2 million consumers and more than 100,000 businesses nationwide. And as a result of the value we provide, research indicates that our customers are among the most loyal in the financial services industry.

We combine the strengths of four business lines:

- First Horizon
- FTN banking group
- FTN Financial
- Transaction processing

Each year our business lines have their special challenges and their own successes, but it is the combination of these businesses that allows us to achieve our vision of becoming the premier financial services company. Our business mix creates an earnings balance. By working together, remaining one of the best places to work, and becoming *All Things Financial* for our customers, within a three year period we have approximately doubled the industry level of EPS growth.

The four primary drivers of our success are:

- Market share gains
- National expansion
- Company-wide efficiencies
- Investments

The following pages highlight the specific accomplishments of our respective business segments.



☐ States Where First Tennessee National Corporation Has Locations



First Horizon

Serves consumers nationwide with home loans and short-term financing products, along with a growing array of financial products and services to help them secure their financial well-being

- One of the nation's top 12 providers of mortgage loans to consumers through our own offices, according to Inside Mortgage Finance
- Originated loans through 187 offices in 37 states, producing $33 billion in mortgage loans and helping provide home ownership to more than 190,000 families
- Servicing portfolio totaled $56 billion, with more than 445,000 loans at year-end
- Cross-sold more than 100,000 additional financial products, primarily by providing equity loans, checking accounts, insurance and credit cards
- Added new wealth management teams and are now in nine key markets around the country: Baltimore, Dallas, Detroit, Fairfax, Greensboro, Kansas City, Phoenix, San Jose and Seattle
- Retained customers at an all-time high rate, particularly those with more than one of our products

2002 Performance and Recent Initiatives

We had a record-breaking year, with pre-tax income increasing 186 percent from 2001, to $277.7 million. Most notably, our production volume continued to increase, demonstrated by $33 billion in closed mortgage loans, and 33 percent of that business was new home loans. This is important, because while we took advantage of refinance activity, we also focused on growing our retail sales force by increasing the number of relationship managers 50 percent to more than 1,100 while further streamlining back-office support. This increased new home loan production and expanded our nationwide construction lending and builder business. We have laid the groundwork for future growth under different economic conditions by increasing the percentage of our customers with additional products beyond their primary loan relationships from 17 percent to 24 percent over the last two years.

Strategic Outlook

In 2002 we experienced a period of unusually favorable operating conditions driven by high refinance activity and gains on loans sold in the secondary market. When interest rates begin to rise, we expect the level of our earnings streams to begin to return to normal, but we will continue to thrive by creating a good balance of origination and servicing. We will also continue to grow retail origination capacity by increasing our sales force in both existing branches and by acquiring or opening new branches in key areas. We will improve operational efficiency and increase the value of our servicing portfolio while continuing to create additional revenue streams.

First Horizon Home Loans
Retail as a % of Wholesale



(millions)
25,000
20,000
15,000
10,000
5,000
0
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
95%
81%
90%
142%
167%
167%
1997
1998
1999
2000
2001
2002
Retail
Wholesale
%
Excludes HomeBanc

We will continue to deepen our relationships with our customers so we won't be viewed as a provider of only one product or service. Realizing that the mortgage business is cyclical and cycles won't continue indefinitely, we've taken advantage of our earnings to invest in opportunities whose returns will help us to sustain our long-term earnings growth goals for First Tennessee.

FTN Banking Group

The leading full-service provider of financial services in Tennessee offering deposits, loans, investments, insurance, financial planning, trust, asset management, credit card and cash management services

- Provides financial services to approximately 500,000 retail and commercial customers
- Number one market share of Tennessee households, with a leading position in almost every market we serve
- Number one market share in Tennessee for both small and large business accounts, with more than 8 percent growth in our target business market
- Number one financial provider in Tennessee in customer loyalty
- Enjoys one of the highest customer retention rates of any bank in the nation – 95 percent or better in our target segments
- Delivered more than 6,500 financial plans through an expanded network of Certified Financial Planners, helping to increase our penetration of investment and insurance products

2002 Performance and Recent Initiatives

In 2002 pre-tax income was $210.5 million. Total revenues were $748.6 million, an increase of 3 percent, which includes the impact of Synaxis Group, Inc., a commercial insurance broker. General economic conditions had an unfavorable impact on net interest income, wealth management fees and asset quality.

We continued to implement key revenue growth strategies including financial planning and relationship management while introducing new initiatives to improve the performance of our sales forces and retain high-value customer revenues. In addition, we successfully completed the first phase of efficiency initiatives, which improved procurement, lowered origination costs, increased teller and relationship manager productivity and enhanced our technology.

Given the strong results in other business segments, one-time investments were made in additional marketing campaigns and the termination of a technology outsourcing agreement. While these opportunities impacted 2002 results, they are expected to yield significant future earnings.

Strategic Outlook

Revenue growth has slowed across the banking industry, resulting in a decline in net interest margins. Weak economic conditions are having an impact on fee income and loan growth. However, our relatively neutral balance sheet position should allow the net interest margin to stabilize after repricing to lower rates has occurred. Wealth management fee income should increase if the equity market improves and should decrease if the equity market experiences further declines. Similarly, an improving economy should result in reduced loan losses. We will continue to execute on productivity initiatives while maintaining our leadership role in profitable customer growth and retention.

Target Market Statistics

Retention Rates	
Business	98%
Consumer	95%
Three-Year Annualized Growth in Customer Revenue	
Business	12%
Consumer	7%
Average Products per Customer	
Business	2.8
Consumer	4.4

Business Lines

FTN Financial

A full-service provider of financial services for the institutional investment community, offering a comprehensive range of products that are delivered by five complementary business lines: Capital Markets, Equity Research, Investment Banking, Correspondent Services and Strategic Alliances.

- An industry leader in fixed income sales and distribution
- Distributes and underwrites fixed income securities and provides corporate finance and advisory services to more than 30 percent of banks in the nation with assets of more than $100 million
- Ranked as one of the top five underwriters in U.S. government agency securities
- One of 12 institutions named to Fannie Mae's core dealer group. Members of this dealer group will be involved in every non-callable and callable benchmark notes underwriting syndicate
- A network of offices across the nation located in Boston, Charlotte, Chicago, Cleveland, Dallas, Kansas City, Los Angeles, Memphis, Mobile, Nashville, New York and Phoenix

FTN Financial Total Revenues



(millions)
550
500
450
400
350
300
250
200
150
100
50
0
$165
$146
$135
$381
$490
1998
1999
2000
2001
2002
Other Revenue Sources
Capital Markets – Nondepositories
Capital Markets – Depositories

2002 Performance and Recent Initiatives

Over the last three years our revenues have more than tripled to $490 million. In 2002 we had a record year of fee income totaling $455 million, a 30 percent increase from 2001. Supporting this growth is our continued commitment to the cultivation of strong, long-term customer relationships, the expansion of our experienced sales team, and the enhancement of our product lines. While increased liquidity experienced by our depository customers has helped to fuel this growth, less than one-third of the growth since 1999 has come from fixed income sales to depository customers and a broadened product offering to depository institutions. Additional revenue sources were generated by our enhanced product lines that include equity research, investment banking, portfolio advisory and correspondent services.

FTN Financial Products



Nondepository 24%
Correspondent 6%
Other 6%
Equities 9%
Investment Banking 18%
Depository 37%

Current Revenue Mix

Strategic Outlook

For 2003 we will continue to expand our customer base, introduce new products and services, and increase our sales team. We will strive to outperform our rivals by giving our institutional customers a better understanding of all we have to offer through Strategic Alliances, a business line created to meet the needs of our clients. From relationship services to executive compensation packages, this group is able to spot opportunities for our institutional customers and meet the needs with appropriate products and services. Furthermore our unique distribution capabilities have positioned us well for the continued delivery of products and services to both our depository and nondepository customers.



Business Lines

Transaction Processing

Offers credit card merchant processing, nationwide bill payment processing, check clearing operations and other products and services

- Includes First Horizon Merchant Services and First Express Remittance Processing
- First Horizon Merchant Services is a leader in merchant card processing for the hospitality industry
- First Express Remittance Processing offers the most next-day check clearing points in the nation

2002 Performance and Recent Initiatives

Transaction processing had pre-tax income of $12.4 million in 2002, compared to $17.0 million in 2001. Fee income from merchant processing increased 5 percent to $48.8 million, primarily due to two portfolio acquisitions in 2002. Express processing revenue grew 14 percent from 2001. The primary reason for our decline in profitability was increased expenses due to two separate operational issues. These issues were corrected, and we experienced no loss of customers.

Strategic Outlook

Recent acquisitions coupled with a strong strategy focused on processing difficult transactions should fuel future growth. World events could impact the travel industry and, in turn, influence our transaction activities significantly.

"...it is the combination of these businesses that allows us to achieve our vision of becoming the premier financial services company. Our business mix creates an earnings balance."


Transaction Processing
Revenue
(thousands)
135,000
120,000
105,000
90,000
75,000
60,000
45,000
30,000
15,000
0
$109,835
$120,412
2001
2002
Revenue



Consolidated Average Balance Sheets

(Dollars in millions)	1998	1999	2000	2001	2002
Assets:					
Cash and due from banks	$ 698	$ 779	$ 816	$ 757	$ 775
Trading securities	507	542	519	809	866
Other earning assets	235	303	330	228	407
Loans held for sale	2,911	3,218	2,451	2,388	3,024
Investment securities	1,986	1,988	2,181	2,051	2,107
REMIC securities	440	715	682	544	360
Loans, net of unearned income					
Commercial:					
Commercial, financial and industrial	3,295	3,558	3,792	4,075	3,986
Real estate commercial	678	725	878	941	1,028
Real estate construction	352	307	401	436	517
Retail:					
Real estate residential	2,391	2,561	3,227	3,614	4,185
Real estate construction	54	94	153	187	262
Other retail	908	1,000	926	576	391
Credit card receivables	564	573	555	276	265
Allowance for loan losses	(129)	(137)	(140)	(146)	(151)
Loans, net	8,113	8,681	9,792	9,959	10,483
Premises and equipment, net	222	288	295	269	246
Other assets	1,613	2,111	2,259	2,222	2,436
Total assets	$ 16,725	$ 18,625	$ 19,325	$ 19,227	$ 20,704
Liabilities:					
Deposits					
Interest-bearing	$ 8,332	$ 9,463	$ 9,979	$ 9,088	$ 9,640
Noninterest-bearing	2,664	2,839	2,882	3,334	3,855
Total deposits	10,996	12,302	12,861	12,422	13,495
Short-term borrowings	3,742	3,924	3,950	3,728	3,672
Term borrowings	253	371	384	522	686
Other liabilities	638	741	746	1,010	1,139
Total liabilities	15,629	17,338	17,941	17,682	18,992
Qualifying capital securities	100	100	100	100	100
Preferred stock of subsidiary	-	-	7	44	44
Total shareholders' equity	996	1,187	1,277	1,401	1,568
Total liabilities and shareholders' equity	$ 16,725	$ 18,625	$ 19,325	$ 19,227	$ 20,704
Key Ratios:					
Shareholders' equity to assets	5.96%	6.37%	6.61%	7.29%	7.58%
Tangible equity to tangible assets	5.23	5.70	5.98	6.66	6.70
Loans to deposits, net of unearned	75.0	71.7	77.2	81.3	78.8
Loans to earning assets, net of unearned	57.6	56.6	61.7	62.7	61.1


Consolidated
Income
Statements

FOR THE YEAR ENDING DECEMBER 31

(Dollars in millions, except share-related information)	1998	1999	2000	2001	2002
Interest Income					
Loans, including fees	$ 726	$ 752	$ 912	$ 809	$ 663
Investment securities	160	179	199	168	143
Loans held for sale	206	231	197	166	184
Trading securities	30	31	35	49	44
Other earning assets	12	14	20	7	5
Total	1,134	1,207	1,363	1,199	1,039
Interest Expense					
Deposits	377	399	501	337	190
Short-term borrowings	197	193	240	146	68
Term borrowings	20	25	24	30	29
Total	594	617	765	513	287
Net Interest Income	540	590	598	686	752
Provision for loan losses	51	57	67	93	92
Net Interest Income After Provision for Loan Losses	489	533	531	593	660
Noninterest Income					
Mortgage banking	449	480	238	450	666
Capital markets	147	127	118	344	447
Deposit transactions and cash management	91	106	116	133	143
Divestitures	1	4	158	80	5
Insurance premiums and commissions	9	11	12	17	51
Trust services and investment management	51	60	66	57	48
Merchant processing	38	50	48	45	48
Investment securities gains/(losses)	4	2	(4)	(4)	(9)
Other income	87	130	161	137	142
Total	877	970	913	1,259	1,541
Noninterest Expense					
Personnel	564	634	598	798	999
Occupancy, equipment rentals, depreciation and maintenance	97	131	149	143	145
Operations services	59	64	71	60	60
Communications and courier	41	52	47	49	54
Other expense	252	242	242	314	385
Total	1,013	1,123	1,107	1,364	1,643
Income Before Income Taxes	353	380	337	488	558
Less applicable income taxes	127	132	104	162	182
Income Before Cumulative Effect of Changes in Accounting Principles	226	248	233	326	376
Cumulative effect of changes in accounting principles	-	-	-	(8)	-
Net Income	$ 226	$ 248	$ 233	$ 318	$ 376
Earnings per common share	$ 1.77	$ 1.90	$ 1.79	$ 2.49	$ 2.97
Diluted earnings per common share	$ 1.72	$ 1.85	$ 1.77	$ 2.42	$ 2.89
Diluted shares (in thousands)	131,862	133,979	131,663	131,538	130,221
Key ratios					
Return on average shareholders' equity	22.7%	20.9%	18.2%	22.7%	24.0%
Return on average assets	1.35	1.33	1.20	1.66	1.82
Fee income as a percentage of revenues	62	62	61	65	67
Net interest margin	3.80	3.80	3.73	4.27	4.33
Allowance for loan losses to loans, net of unearned	1.54	1.44	1.36	1.46	1.27
Net charge-offs to loans, net of unearned	.46	.59	.62	.80	.93


Business Line
Condensed
Financials

FOR THE YEAR ENDING DECEMBER 31

(Dollars in millions)	2000	2001	2002
FTN Banking Group			
Total revenues	$ 749.5	$ 724.9	$ 748.6
Loan loss provision	(43.8)	(51.2)	(64.2)
Operating expenses	(427.6)	(423.3)	(473.9)
Pre-tax income	$ 278.1	$ 250.4	$ 210.5
Taxes	(95.8)	(74.4)	(50.5)
After-tax income	$ 182.3	$ 176.0	$ 160.0
Return on equity	23.6 %	21.9 %	18.0 %
Return on assets	1.63	1.65	1.53
Operating margin	42.9	41.7	37.5
First Horizon			
Total revenues	$ 467.2	$ 647.2	$ 937.2
Loan loss provision	(24.9)	(39.6)	(27.3)
Operating expenses	(441.8)	(510.4)	(632.2)
Pre-tax income	$ .5	$ 97.2	$ 277.7
Taxes	11.7	(35.7)	(105.5)
After-tax income	$ 12.2	$ 61.5	$ 172.2
Return on equity	2.7 %	13.2 %	35.3 %
Return on assets	.19	.97	2.28
Operating margin	5.2	21.2	32.5
FTN Financial			
Total revenues	$ 135.3	$ 381.4	$ 490.1
Loan loss provision	1.2	(2.4)	(.7)
Operating expenses	(93.4)	(247.7)	(329.6)
Pre-tax income	$ 43.1	$ 131.3	$ 159.8
Taxes	(16.4)	(49.9)	(60.7)
After-tax income	$ 26.7	$ 81.4	$ 99.1
Return on equity	84.6 %	113.5 %	114.0 %
Return on assets	2.27	5.02	5.08
Operating margin	30.9	35.0	32.8
Transaction Processing			
Total revenues	$ 114.6	$ 109.9	$ 120.4
Operating expenses	(92.0)	(92.9)	(108.0)
Pre-tax income	$ 22.6	$ 17.0	$ 12.4
Taxes	(8.6)	(6.5)	(4.7)
After-tax income	$ 14.0	$ 10.5	$ 7.7
Return on equity	69.5 %	52.2 %	25.7 %
Return on assets	2.49	1.82	1.16
Operating margin	19.7	15.4	10.3



Excludes Corporate and Strategic Initiative Items segments

From 2000-2002, the combination of divestitures and acquisitions had a negative impact on pre-tax income of FTN Banking Group and Transaction Processing, but had a positive impact on pre-tax income of First Horizon and FTN Financial.




Selected
Financial &
Operating Data

(Dollars in millions except per share data)	1998	1999	2000	2001	2002
Net income before cumulative adjustment*	$ 226.4	$ 247.5	$ 232.6	$ 326.4	$ 376.5
Net income	226.4	247.5	232.6	318.2	376.5
Common Stock Data					
Earnings per share before cumulative adjustment*	$ 1.77	$ 1.90	$ 1.79	$ 2.55	$ 2.97
Earnings per share	1.77	1.90	1.79	2.49	2.97
Diluted earnings per share before cumulative adjustment*	1.72	1.85	1.77	2.48	2.89
Diluted earnings per share	1.72	1.85	1.77	2.42	2.89
Cash dividends declared per share	.685	.79	.88	.91	1.05
Year-end book value per share	8.50	9.52	10.70	11.66	13.35
Closing price of common stock per share:					
High	38.06	45.19	29.06	37.25	40.45
Low	23.81	27.56	16.06	27.38	30.05
Year-end	38.06	28.50	28.94	36.26	35.94
Dividends per share/year-end closing price	1.8%	2.8%	3.0%	2.5%	2.9%
Dividends per share/diluted earnings per share	39.8	42.7	49.7	36.7	36.3
Price/earnings ratio	22.1x	15.4x	16.3x	15.0x	12.4x
Market capitalization	$ 4,920.8	$ 3,715.1	$ 3,744.7	$ 4,597.0	$ 4,553.9
Average shares outstanding (thousands)	128,235	130,573	129,865	127,777	126,714
Period-end shares outstanding (thousands)	128,974	129,878	128,745	125,865	125,600
Volume of shares traded (thousands)	107,837	96,207	99,469	110,154	139,946
Selected Average Balances					
Total assets	$16,724.7	$18,625.3	$19,325.3	$19,227.2	$20,704.0
Total loans**	8,242.1	8,818.8	9,932.0	10,104.3	10,634.5
Investment securities	2,425.8	2,702.7	2,862.7	2,595.3	2,466.4
Earning assets	14,320.5	15,583.7	16,095.5	16,125.4	17,397.4
Deposits	10,996.4	12,302.1	12,860.8	12,421.7	13,495.2
Term borrowings	252.7	371.1	384.3	521.5	685.5
Shareholders' equity	996.0	1,186.8	1,276.6	1,401.3	1,568.3
Selected Period-End Balances					
Total assets	$18,738.1	$18,378.0	$18,559.6	$20,621.6	$23,823.1
Total loans**	8,557.1	9,363.2	10,239.5	10,283.1	11,345.4
Investment securities	2,426.3	3,101.3	2,839.0	2,525.9	2,700.3
Earning assets	15,694.6	14,944.2	15,193.3	17,085.7	19,999.8
Deposits	11,723.0	11,358.7	12,188.7	13,606.3	15,713.9
Term borrowings	414.5	358.7	409.7	550.4	929.7
Shareholders' equity	1,099.5	1,241.5	1,384.2	1,477.8	1,691.2
Selected Ratios					
Return on average shareholders' equity before cumulative adjustment	22.73%	20.86%	18.22%	23.29%	24.00%
Return on average shareholders' equity	22.73	20.86	18.22	22.71	24.00
Return on average assets before cumulative adjustment	1.35	1.33	1.20	1.70	1.82
Return on average assets	1.35	1.33	1.20	1.66	1.82
Net interest margin	3.80	3.80	3.73	4.27	4.33
Allowance for loan losses to loans**	1.54	1.44	1.36	1.46	1.27
Net charge-offs to average loans**	.46	.59	.62	.80	.93
Average shareholders' equity to average assets	5.96	6.37	6.61	7.29	7.58
Average tangible equity to average tangible assets	5.23	5.70	5.98	6.66	6.70
Average shareholders' equity to average net loans	12.28	13.67	13.04	14.07	14.96
Return to Shareholders					
Stock appreciation	14.0%	(25.1)%	1.5%	25.3%	(.9)
Dividend yield	2.1	2.1	3.1	3.1	2.9
Total return	16.1	(23.0)	4.6	28.4	2.0

* Cumulative adjustment reflects the effect of changes in accounting principles related to derivatives.
** Net of unearned income.
See accompanying notes to consolidated financial statements. Common stock data reflects the 1998 two-for-one stock split.

Corporate Officers

Ralph Horn
Chairman of the Board

J. Kenneth Glass
President and Chief Executive Officer

Charles G. Burkett
President
Memphis Financial Services
Retail Financial Services

Larry B. Martin
President
Tennessee Financial Services
Business Financial Services

John H. Hamilton
Executive Vice President
Product Management and Delivery Services

Herbert H. Hilliard
Executive Vice President
Risk Management

Harry A. Johnson, III
Executive Vice President
General Counsel

James F. Keen
Senior Vice President
Chief Financial Officer
and Corporate Controller

Sarah L. Meyerrose
Executive Vice President
Corporate and
Employee Services

Marty Mosby
Executive Vice President
Strategic Planning and Investor Relations

John P. O'Connor, Jr.
Executive Vice President
Chief Credit Officer

Milton A. Gutelius, Jr.
Senior Vice President
Corporate Treasurer

First Tennessee National Corporation Board of Directors

Robert C. Blattberg
Polk Brothers Distinguished Professor of Retailing
J.L. Kellogg Graduate School of Management
Northwestern University

George E. Cates
Retired Chairman of the Board
Mid-America Apartment Communities, Inc.

J. Kenneth Glass
President and Chief Executive Officer
First Tennessee National Corporation
First Tennessee Bank National Association

James A. Haslam, III
Chief Executive Officer
Pilot Travel Centers LLC

Ralph Horn
Chairman of the Board
First Tennessee National Corporation
First Tennessee Bank National Association

R. Brad Martin
Chairman of the Board and Chief Executive Officer
Saks Incorporated

Joseph Orgill, III
Chairman of the Board
Orgill, Inc.

Vicki R. Palmer
Corporate Senior Vice President, Treasurer
and Special Assistant to the CEO
Coca-Cola Enterprises Inc.

Michael D. Rose
Chairman
Gaylord Entertainment Company

William B. Sansom
Chairman of the Board and Chief Executive Officer
The H.T. Hackney Co.

Luke Yancy, III
President and Chief Executive Officer
Mid-South Minority Business Council





Corporate Headquarters

First Tennessee National Corp.
165 Madison Avenue
Memphis, TN 38103
(800) 489-4040

Internet Addresses
www.FirstTennessee.com
www.FirstHorizonOnline.com
www.FHMSI.com
www.FTNFinancial.com

Common Stock

First Tennessee common stock is listed on the New York Stock Exchange and traded under the symbol FTN.

Stock Transfer Agent

Wells Fargo Shareowner Services
(800) 468-9716

- For answers to questions about stock transfers, changes of address, dividend payments or lost certificates
- To receive general information or an enrollment card for direct deposit of dividend checks
- To eliminate duplicate mailings of financial information
- To receive information about our dividend reinvestment and stock purchase plan

Investor Relations

Analysts, investors and others seeking information should contact:
Marty Mosby
(800) 410-4577 or (901) 523-5620

Financial Services and Product Information

(877) 242-9889

First Tennessee Affiliates

Federal Flood Certification Corp.
First Express Remittance Processing, Inc.
First Horizon Asset Securities, Inc.
First Horizon Home Loan Corp.
First Horizon Insurance Services, Inc.
First Horizon Merchant Services, Inc.
First Horizon Mortgage Loan Corp.
First National Bank of Springdale
First Tennessee Bank National Association
First Tennessee Brokerage, Inc.
First Tennessee Housing Corp.
FTN Financial Capital Assets Corp.
FTN Financial Securities Corp.
FT Insurance Corp.
FTN Premium Services, Inc.
FT Real Estate Securities Company, Inc.
FT Reinsurance Company
Hickory Capital Corp.
Hickory Venture Capital Corp.
Highland Capital Management Corp.
Martin & Company, Inc.
Midwest Research Securities Corp.
Norlen Life Insurance Company
Synaxis Group, Inc.



Information in this report may contain forward-looking statements that are provided to assist in the understanding of anticipated future performance. However, a number of important factors could cause actual results to differ materially from those expressed in the forward-looking statements. Please refer to the "Forward-Looking Statements" section in the most recent Form 10-Q and Form 10-K for additional forward-looking information.

FIRST TENNESSEE

All Things Financial.